UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of December 2025

Commission File Number: 001-38836

BIOCERES CROP SOLUTIONS CORP.

(Translation of registrant’s name into English)

Ocampo 210 bis, Predio CCT, Rosario

Province of Santa Fe, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                               Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

This Form 6-K is incorporated by reference into the Company’s registration statements on Form F-3 (Registration No. 333-284195) and Form S-8 (Registration Nos. 333-271941 and 333-266333).

Court Decision in Litigation with Noteholders

Bioceres Crop Solutions Corp. (the “Company”) informs that, on December 18, 2025, proceedings were held in the Commercial Division of the Supreme Court of the State of New York for New York County in Jasper Lake Ventures One LLC, et al. v. Bioceres Crop Solutions Corp., et al. (Index No. 659704/2025) (the “Action”).

On November 11, 2025, Jasper Lake Ventures One LLC, Redwood Enhanced Income Corp., Liminality Partners LP, and Solel-Bioceres SPV, L.P. (collectively, the “Plaintiffs”) filed claims against the Company and certain affiliated entities (collectively, the “Defendants”) arising from alleged defaults under the notes issued and outstanding under that certain Convertible Note Purchase Agreement dated August 5, 2022 (as amended by the First Amendment to Note Purchase Agreement dated June 18, 2025) and the Non-Convertible Note Purchase Agreement dated August 5, 2022 (as amended by the First Amendment to Note Purchase Agreement dated June 18, 2025) (the “Notes”). The Company disputes the alleged defaults. On November 26, 2025, the Plaintiffs filed a motion by order to show cause in the Action seeking to enjoin Defendants from dissipating the collateral pledged in connection with the Notes. Defendants opposed the Plaintiffs’ requested relief and filed a cross-motion by order to show cause to enjoin the foreclosure auction of the pledged collateral noticed by the Plaintiffs for December 22, 2025. On December 18, 2025, the Court denied the Defendants’ cross-motion and granted the Plaintiffs’ motion in part, ordering that the Defendants, namely the Company, Pro Farm Group, Inc., Pro Farm Michigan Manufacturing, LLC, Pro Farm Technologies Comércio de Insumos do Brasil Ltda., Pro Farm OU, and Pro Farm, Inc., “shall not transfer, convey, pledge, encumber, or otherwise dissipate any collateral or security interest” as defined in the governing pledge and security agreements.

Following the decision, the Plaintiffs proposed to adjourn the foreclosure sale previously scheduled for December 22, 2025, to January 19, 2026, to allow for a more orderly and commercially reasonable sale process. On December 20, 2025, the Company agreed to the requested adjournment and to cooperate with the sale process to maximize value. The Company’s agreement to cooperate with the sale process includes providing prospective bidders with reasonable access to diligence materials, making management available for discussions, and facilitating access to facilities, all subject to appropriate confidentiality protections and operational requirements.

While the Company agreed that the adjournment is necessary to ensure a commercially reasonable sale, the Company has not waived or limited any argument, claim, or defense with respect to the conduct of the sale, the commercial reasonableness of the sale, or the propriety of the sale. The Company’s agreement to cooperate does not constitute an admission of liability, a waiver of any defenses to the alleged defaults, or a concession regarding the Defendant’s claims. The Company continues to dispute the alleged defaults and preserve its rights to challenge the proceedings and any sale process that may not comply with applicable legal requirements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOCERES CROP SOLUTIONS CORP.
(Registrant)

Dated: December 22, 2025	By:	/s/ Federico Trucco
	Name:	Federico Trucco
	Title:	Chief Executive Officer